Exhibit 99.1
SINA Reports Fourth Quarter and Fiscal Year 2009 Financial Results
SHANGHAI, China—March 3, 2010—SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service (“MVAS”) provider for China and for the global Chinese communities, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2009.
In October 2009, SINA injected its online real estate advertising business into its majority-owned subsidiary China Online Housing Technology Corporation (“COHT”) and exchanged its interest in COHT for approximately 33% interest in China Real Estate Information Corporation (“CRIC”) upon the successful listing of CRIC on the NASDAQ Global Select Market (“Transaction”). As a result of the Transaction, the Company recognized a one-time gain of $376.6 million and deferred revenue relating to license agreements of $187.4 million. Beginning October 1, 2009, SINA no longer consolidates the financial results of COHT and instead accounts for its interest in CRIC using the equity method of accounting. SINA will report its interest in CRIC one quarter in arrears, which will enable the Company to provide its financial disclosure independent of CRIC’s reporting schedule. Due to the adoption of lag reporting for its investment in CRIC, net income attributable to SINA and basic and diluted net income per share attributable to SINA for the fourth quarter and fiscal year of 2009 do not include fourth quarter of 2009 equity income from CRIC.
To assist management and investors in gaining a better understanding of SINA’s operating performance for the fourth quarter of 2009 and future periods, in addition to the disclosure of GAAP results below, SINA’s historical revenues and certain non-GAAP measures (namely, gross profit, operating expenses, income from operations and advertising gross margin) have been revised to exclude COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented (“COHT’s adjusted results”). For further information regarding the Transaction and the amended and restated advertising agency agreement, see Form 6-K furnished to the Securities and Exchange Commission on December 23, 2009. For a description and reconciliation of non-GAAP measures to the corresponding GAAP measures, see section below entitled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”
Fourth Quarter 2009 Highlights
•	Net revenues decreased 3% year over year and increased 2% quarter over quarter to $98.2 million.

•	Non-GAAP net revenues increased 5% year over year and 8% quarter over quarter to $93.5 million, within SINA’s guidance between $93.0 million and $96.0 million.

•	Advertising revenues decreased 9% year over year and 1% quarter over quarter to $63.2 million.

•	Non-GAAP advertising revenues grew 12% year over year and 17% quarter over quarter to $63.2 million, exceeding SINA’s guidance between $61.0 million and $63.0 million.

•	Non-advertising revenues increased 9% year over year and 7% quarter over quarter to $35.0 million.

•	Non-GAAP non-advertising revenues decreased 5% year over year and 7% quarter over quarter to $30.3 million, below SINA’s guidance between $32.0 million and $33.0 million

•	Net income attributable to SINA was $372.1 million, or $6.03 diluted net income per share attributable to SINA.

•	Non-GAAP net income attributable to SINA decreased 35% year over year and 5% quarter over quarter to $19.1 million, or $0.31 adjusted non-GAAP diluted net income per share attributable to SINA.
Fiscal 2009 Highlights
•	Net revenues decreased 3% year-over-year to $358.6 million.

•	Non-GAAP net revenues decreased 2% year-over-year to $328.2 million.

•	Advertising revenues decreased 12% year-over-year to $227.9 million.

•	Non-GAAP advertising revenues decreased 9% year over year to $202.2 million.

•	Non-advertising revenues increased 18% year-over-year to $130.7 million.

•	Non-GAAP non-advertising revenues increased 13% year-over-year to $126.0 million.

•	Net income attributable to SINA was $411.9 million, or $6.95 diluted net income per share attributable to SINA.

•	Non-GAAP net income attributable to SINA decreased 26% year over year to $69.8 million or $1.18 adjusted non-GAAP diluted net income per share attributable to SINA.
“The solid performance of our online brand advertising in the fourth quarter allowed us to end 2009 on a high note, despite a very tough start exacerbated by the global financial crisis. Excluding the adjusted results of SINA real estate online advertising business, our online advertising business in the fourth quarter of 2009 grew double digits sequentially and year over year. With China’s economy expected to continue its recovery, we plan to leverage our position as the market leader in China’s online media platform to accelerate the growth rate of our online advertising business,” said Charles Chao, CEO of SINA.
Financial Results
For the fourth quarter of 2009, SINA reported net revenues of $98.2 million, compared to $101.5 million in the same period in 2008 and $96.4 million for the third quarter of 2009.
Non-GAAP net revenues for the fourth quarter of 2009 totaled $93.5 million, compared to $88.7 million in the same period in 2008 and $86.5 million for the third quarter of 2009. Non-GAAP advertising revenues were $63.2 million, compared to $56.7 million in the same period in 2008 and $53.9 million for the third quarter of 2009.
Non-advertising revenues for the fourth quarter of 2009 totaled $35.0 million, compared to $32.0 million in the same period in 2008 and $32.6 million for the third quarter of 2009. MVAS revenues amounted to $28.6 million for the fourth quarter of 2009, compared to $30.0 million in the same period in 2008 and $30.9 million for the third quarter of 2009. The decline in MVAS revenues in the fourth quarter of 2009 was primarily due to a decline in mobile revenues derived from direct advertising. Other non-advertising revenues for the fourth quarter of 2009 included $4.7 million resulting from the recognition of deferred revenue relating to the license agreements resulting from the Transaction. Excluding such license revenue, non-GAAP other non-advertising revenues were $1.7 million for the fourth quarter of 2009, compared to $2.0 million in the same period in 2008 and $1.7 million for the third quarter of 2009.
Net revenues for 2009 were $358.6 million, compared to $369.6 million for 2008. Non-GAAP net revenues for 2009 totaled $328.2 million, compared to $333.8 million for 2008. Non-GAAP advertising revenues for 2009 totaled $202.2 million, compared to $222.7 million in 2008. MVAS revenues for 2009 amounted to $119.3 million, compared to $103.3 million from the previous year. Non-GAAP other non-advertising revenues for 2009 were $6.7 million, compared to $7.8 million in 2008.
Gross margin for the fourth quarter of 2009 was 56%, down from 60% for the same period last year and 59% last quarter. Cost of revenues for the fourth quarter of 2009 include: 1) $2.2 million in stock-based compensation related to accelerated vesting of additional restricted share units granted to key managers and employees and 2) $0.5 million in stock-based compensation related to the private equity financed shares issued to management (see further description in the operating expenses section below). Non-GAAP advertising gross margin for the fourth quarter of 2009 was 60%, compared to 61% from the same period last year and 59% last quarter. MVAS gross margin for the fourth quarter of 2009 was 50%, flat over the same period in 2008 and down from 54% last quarter. The sequential decline in MVAS gross margin was primarily due to higher content cost along with a decline in mobile revenues without a proportional decline in mobile costs.
Gross margin for 2009 was 56%, down from 59% for 2008. Non-GAAP advertising gross margin was 56% for 2009, down from 60% for 2008. The decrease in non-GAAP advertising gross margin was due to a decline in advertising revenues without a proportionate reduction in advertising cost of revenues. MVAS gross margin for 2009 was 52%, compared to 54% in the prior year.
Operating expenses for the fourth quarter of 2009 totaled $58.2 million, compared to $39.3 million from the same period last year and $38.3 million from last quarter. Operating expenses for the fourth quarter of 2009 include: 1) $10.2 million in stock-based compensation related to the private equity financed shares issued to management, which reflects mostly the appreciation in fair value of the financed shares issued to management between the agreement date with New Wave Investment Holding Company Limited (“New-Wave”) in September 2009, when the price was set, and the closing of the private equity financing two months later, which is determined as the measurement date for accounting purposes, 2) $7.5 million in stock-based compensation related to accelerated vesting of additional restricted share units granted to key managers and employees to recognize their significant contribution in 2009, and 3) $2.4 million in the amortization of intangible assets related to UC Instant Messaging platform. In the fourth quarter of 2009, SINA launched a new UC IM platform that was completely internally developed. Based on positive results, SINA has decided to discontinue the use of the acquired UC IM platform as of March 31, 2010 and expects to write off the remaining $2.4 million of intangible assets related to the acquired UC IM platform in the first quarter of 2010.
Non-GAAP operating expenses for the fourth quarter of 2009 were $34.9 million, compared to $32.6 million from the same period last year and $32.9 million from last quarter. The year over year and quarter over quarter increases in non-GAAP operating expenses were mainly due to higher marketing expenditures, increased bonuses and other personnel-related expenses, partially offset by lower professional service fees.
Operating expenses for 2009 were $163.1 million, compared to $144.7 million in 2008. Non-GAAP operating expenses were $122.9 million for 2009, a 1% increase from 2008.
Interest and other income for the fourth quarter of 2009 was $1.5 million, compared to $5.8 million from the same period last year and $1.8 million from last quarter. The decrease in interest and other income was primarily due to lower interest rates, despite the increase in cash, cash equivalents and short-term investments. Gain on investments, net for the fourth quarter of 2009 included a gain of $376.6 million related to the Transaction.
Interest and other income for 2009 was $8.4 million, compared to $18.3 million last year. As discussed above, the decrease in interest and other income was primarily due to lower interest rates.
Provision for income taxes for the fourth quarter of 2009 was $1.0 million, compared to $1.8 million from the same period last year and $3.3 million from last quarter. Provision for income taxes for the fourth quarter of 2009 included a $0.8 million release as a result of the removal of tax uncertainty related to a tax deduction approved during the quarter.
Provision for income taxes for 2009 was $8.3 million, compared to $14.0 million for 2008. Excluding the tax liability release discussed above, the effective tax rate for the China operation in 2009 was 11%, compared to 14% for 2008.
Net income attributable to SINA for the fourth quarter of 2009 was $372.1 million, compared to $25.2 million for the same period last year and $16.7 million last quarter. Diluted net income per share attributable to SINA for the fourth quarter of 2009 was $6.03, compared to $0.42 in the same period last year and $0.29 last quarter. Non-GAAP net income attributable to SINA was $19.1 million for the fourth quarter of 2009, compared to $29.2 million for the same period of 2008 and $20.1 million last quarter. Non-GAAP diluted net income per share attributable to SINA was $0.31 for the fourth quarter of 2009, compared to $0.48 from the same period last year and $0.34 from last quarter.
Net income attributable to SINA for 2009 totaled $411.9 million, or $6.95 diluted net income per share attributable to SINA, compared to $80.6 million, or $1.33 diluted net income per share attributable to SINA for 2008. Non-GAAP net income attributable to SINA was $69.8 million, or $1.18 diluted net income per share, for 2009, compared to $94.1 million, or $1.56 non-GAAP diluted net income per share, for 2008.
As of December 31, 2009, SINA’s cash, cash equivalents and short-term investments totaled $821.5 million, compared to $603.8 million at the end of last year. Cash flow from operating activities was $34.3 million for the fourth quarter of 2009, compared to $44.5 million for the same period last year. Cash flow from operating activities was $98.1 million for 2009, compared to $114.0 million for 2008.
Business Outlook
SINA estimates that its non-GAAP net revenues for the first quarter of 2010 will be between $78.0 million and $80.0 million, with non-GAAP advertising revenues to be between $53.0 million and $54.0 million, or an increase of 43% to 46% year over year, and non-GAAP non-advertising revenues to be between $25.0 million and $26.0 million, or a decrease of 15% to 18% year over year.
Excluding any new shares that may be granted, SINA estimates its stock-based compensation for the first quarter of 2010 to be between $3.0 million to $4.0 million.
Private Equity Financing
On November 27, 2009, SINA announced the completion of the subscription for ordinary shares by New Wave, a British Virgin Islands company established and controlled by Charles Chao, SINA’s Chief Executive Officer, and other members of SINA’s management, pursuant to the agreement entered into between SINA and New Wave in September 2009. At the closing, SINA received gross proceeds of $180 million, and New Wave received approximately 5.6 million ordinary shares in SINA. The shares issued to New Wave are subject to a six month lock-up and have customary registration rights pursuant to a Registration Rights Agreement entered into between SINA and New Wave.
Share Repurchase Program
Under the $100 million share repurchase program approved by SINA’s Board of Directors, SINA purchased approximately 2.5 million shares in the open market at an average price of $20.37 for total consideration of $50 million during 2009. The repurchase program expired on December 31, 2009.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of SINA’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income attributable to SINA, non-GAAP diluted net income per share attributable to SINA, and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain items, including stock-based compensation, amortization of intangible assets, gain on the sale of noncontrolling interest in a subsidiary, gain/loss on the sale/purchase of business and investments, and recognition of deferred revenues relating to the license agreements resulting from the Transaction as well as COHT’s adjusted results (for certain non-GAAP measures) from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and 2) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains/losses and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding the recognition of deferred revenues relating to the license agreements resulting from the Transaction from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s revenue performance between reporting periods. In addition, such revenues will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding the amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future and is not an indicator used by management to measure the Company’s core operating results and business outlook.
The Company’s management believes excluding gain/loss on the disposal/purchase of a business, investment or non-controlling interest in a subsidiary from its non-GAAP financial measure of net income attributable to SINA is useful for itself and investors, because such gains/losses are not indicative of the Company’s core operating results.
The Company’s management believes excluding COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the periods presented, from certain non-GAAP financial measures (namely, non-GAAP revenues, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations and non-GAAP advertising gross margin) to reflect the spin off of COHT is useful for itself and investors, because they enable management and investors to gain a better understanding of the Company’s comparative operating performance (when comparing such results with the current period or forecasts) and future prospects.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 8:00 p.m. Eastern Time on March 3, 2010 to present an overview of the Company’s financial performance and business operations. A live Webcast of the call will be available from 8:00 p.m. — 9:00 p.m. ET on Wednesday, March 3, 2010 (9: 00 a.m. — 10: 00 a.m. Beijing Time on March 4, 2010). The call can be accessed through the Company’s corporate web site at http://corp.sina.com . A dial-in to the conference is also available. The number is +1 800 659 2056 (US) or +1 617 614 2714 (International) and the pass code is 29588281. A replay of the conference call will be available through March 10, 2010 at midnight Eastern Time. The dial-in number is +1-888-286-8010 (US) or +1- 617-801-6888 (International). The pass code for the replay is 50658367.
About SINA
SINA Corporation (NASDAQ GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals,

MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described without limitation in the “Business Outlook” section and in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the current global financial and credit market crisis and its impact on the Chinese economy, the recent slower growth of the Chinese economy, the uncertain regulatory landscape in the People’s Republic of China, fluctuations in the Company’s quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, changes by mobile operators in China to their policies for MVAS, any failure to successfully develop and introduce new products, including MVAS products, any failure to successfully integrate acquired businesses, and risks associated with CRIC, including the merger of SINA online real estate business with CRIC. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2008 and its other filings with the Securities and Exchange Commission, including SINA’s Report of Foreign Issuer on Form 6-K filed on December 23, 2009.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2009	2008	2009	2009	2008
Net revenues:
Advertising	$63,187	$69,518	$63,782	$227,895	$258,499
Non-advertising	34,999	32,020	32,576	130,672	111,088

	98,186	101,538	96,358	358,567	369,587

Cost of revenues:
Advertising (a)	28,857	25,152	25,104	99,835	100,008
Non-advertising	14,584	15,566	14,627	58,457	50,327

	43,441	40,718	39,731	158,292	150,335

Gross profit	54,745	60,820	56,627	200,275	219,252

Operating expenses:
Sales and marketing (a)	26,429	21,421	21,757	85,133	79,784
Product development (a)	10,607	8,279	7,851	33,777	30,371
General and administrative (a)	18,221	9,235	8,324	40,025	33,179
Amortization of intangibles	2,904	411	412	4,138	1,337

	58,161	39,346	38,344	163,073	144,671

Income (Loss) from operations	(3,416)	21,474	18,283	37,202	74,581

Non-operating income:
Interest and other income, net	1,467	5,787	1,848	8,371	18,270
Gain on investments, net	375,055	—	—	375,055	2,358

	376,522	5,787	1,848	383,426	20,628

Income before income taxes	373,106	27,261	20,131	420,628	95,209
Provision for income taxes	(1,012)	(1,788)	(3,268)	(8,323)	(14,042)

Net income	372,094	25,473	16,863	412,305	81,167
Less: Net income attributable to the noncontrolling interest	11	(316)	(160)	(410)	(529)

Net income attributable to SINA	$372,105	$25,157	$16,703	$411,895	$80,638

Basic net income per share attributable to SINA	$6.55	$0.45	$0.31	$7.53	$1.44

Diluted net income per share attributable to SINA	$6.03	$0.42	$0.29	$6.95	$1.33

Shares used in computing basic net income per share attributable to SINA	56,810	56,100	53,884	54,722	55,821
Shares used in computing diluted net income per share attributable to SINA	61,704	60,277	58,504	59,259	60,474

(a) Stock-based compensation included was as follows:
Cost of revenues — advertising	$3,532	$839	$622	$5,415	$3,251
Sales and marketing	4,361	509	558	5,999	2,107
Product development	2,839	514	435	4,124	1,984
General and administrative	13,111	1,718	1,305	17,825	6,967

SINA CORPORATION
UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	December 31, 2009				December 31, 2008				September 30, 2009
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$63,187			$63,187	$69,518	(12,851	) (f)	$56,667	$63,782	(9,875	) (f)	$53,907
Non-advertising revenues	34,999	(4,686	) (e)	30,313	32,020			32,020	32,576			32,576

Revenues	$98,186	$(4,686)		$93,500	$101,538	$(12,851)		$88,687	$96,358	$(9,875)		$86,483

		3,037	(a)			839	(a)			622	(a)
		495	(g)			89	(b)			88	(b)
		(4,686	) (e)			(10,593	) (f)			(7,797	) (f)

Gross profit	$54,745	$(1,154)		$53,591	$60,820	$(9,665)		$51,155	$56,627	$(7,087)		$49,540

		(10,080	) (a)			(2,741	) (a)			(2,298	) (a)
		(10,231	) (g)			(411	) (b)			(412	) (b)
		(2,904	) (b)			(3,603	) (f)			(2,757	) (f)

Operating expenses	$58,161	$(23,215)		$34,946	$39,346	$(6,755)		$32,591	$38,344	$(5,467)		$32,877

		13,117	(a)
		10,726	(g)			3,580	(a)			2,920	(a)
		2,904	(b)			500	(b)			500	(b)
		(4,686	) (e)			(6,990	) (f)			(5,040	) (f)

Income (Loss) from operations	$(3,416)	$22,061		$18,645	$21,474	$(2,910)		$18,564	$18,283	$(1,620)		$16,663

		13,117	(a)
		10,726	(g)
		2,904	(b)
		(375,055	) (d)			3,569	(a)			2,903	(a)
		(4,686	) (e)			470	(b)			470	(b)

Net income attributable to SINA	$372,105	$(352,994)		$19,111	$25,157	$4,039		$29,196	$16,703	$3,373		$20,076

Diluted net income per share attributable to SINA	$6.03			$0.31	$0.42			$0.48	$0.29			$0.34

Shares used in computing diluted net income per share attributable to SINA	61,704			61,704	60,277			60,277	58,504			58,504

Gross margin — advertising	54%	6%		60%	64%	-3%		61%	61%	-2%		59%

	Twelve months ended				Twelve months ended
	December 31, 2009				December 31, 2008
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
Advertising revenues	$227,895	(25,702	) (f)	$202,193	$258,499	(35,765	) (f)	$222,734
Non-advertising revenues	130,672	(4,686	) (e)	125,986	111,088			111,088

Revenues	$358,567	$(30,388)		$328,179	$369,587	$(35,765)		$333,822

		4,920	(a)
		495	(g)
		265	(b)			3,251	(a)
		(4,686	) (e)			266	(b)
		(20,409	) (f)			(28,145	) (f)

Gross profit	$200,275	$(19,415)		$180,860	$219,252	$(24,628)		$194,624

		(17,717	) (a)
		(10,231	) (g)			(11,058)	(a)
		(4,138	) (b)			(1,337)	(b)
		(8,117	) (f)			(11,083)	(f)

Operating expenses	$163,073	$(40,203)		$122,870	$144,671	$(23,478)		$121,193

		22,637	(a)
		10,726	(g)
		4,403	(b)			14,309	(a)
		(4,686	) (e)			1,603	(b)
		(12,292	) (f)			(17,062	) (f)

Income from operations	$37,202	$20,788		$57,990	$74,581	$(1,150)		$73,431

		22,596	(a)
		10,726	(g)			14,295	(a)
		4,313	(b)			1,513	(b)
		(375,055	) (d)			(3,137	) (c)
		(4,686	) (e)			779	(d)

Net income attributable to SINA	$411,895	$(342,106)		$69,789	$80,638	$13,450		$94,088

Diluted net income per share attributable to SINA	$6.95			$1.18	$1.33			$1.56

Shares used in computing diluted net income per share attributable to SINA	59,259			59,259	60,474			60,474

Gross margin — advertising	56%	0	%*	56%	61%	-1%		60%

(a)	To adjust stock-based compensation related to employee incentives

(b)	To adjust amortization of intangible assets

(c)	To adjust gain on the disposal of noncontrolling interest in a subsidiary

(d)	To adjust gain/loss on the disposal/purchase of business and investments

(e)	To adjust the recognition of deferred revenue related to the license agreements resulting from the Transaction.

(f)	To exclude COHT’s results, adjusting for the impact of the amended and restated advertising agency agreement on a pro forma basis as if the agreement had been effective at the beginning of the period presented

(g)	To adjust stock-based compensation related to the private equity financed shares issued to management

*	Rounding

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Twelve months ended
	December 31,		September 30,	December 31,
	2009	2008	2009	2009	2008
Net revenues
Advertising	$63,187	$69,518	$63,782	$227,895	$258,499
Mobile related	28,596	29,993	30,881	119,341	103,318
Others	6,403	2,027	1,695	11,331	7,770

	$98,186	$101,538	$96,358	$358,567	$369,587

Cost of revenues
Advertising	$28,857	$25,152	$25,104	$99,835	$100,008
Mobile related	14,207	14,930	14,223	56,851	48,005
Others	377	636	404	1,606	2,322

	$43,441	$40,718	$39,731	$158,292	$150,335

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	December 31,	December 31,
	2009	2008
Assets
Current assets:

Cash and cash equivalents	$746,423	$383,320
Short -term investments	75,095	220,504
Accounts receivable, net	74,999	79,183
Other current assets	22,381	9,424

Total current assets	918,898	692,431

Property and equipment, net	23,022	34,111
Goodwill and intangible assets, net	87,740	94,527
Investments	580,606	—
Other assets	3,576	1,425

Total assets	$1,613,842	$822,494

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,918	$1,397
Accrued liabilities	108,970	76,119
Income taxes payable	14,526	17,391
Convertible debt	99,000	99,000

Total current liabilities	224,414	193,907

Other long-term liabilities	166,729	4,039

Total liabilities	391,143	197,946

Shareholders’ equity
SINA shareholders’ equity	1,221,727	620,505
Noncontrolling interest	972	4,043

Total shareholders’ equity	1,222,699	624,548

Total liabilities and shareholders’ equity	$1,613,842	$822,494